Press release
May 31, 2006

# Indap's offer for Gambro unchanged

Indap AB has reviewed the new information related to DaVita made public by Gambro AB (publ) on May 30, 2006. Based on the information currently available to Indap its offer to the shareholders in Gambro is still valid on unchanged terms and conditions.

The extended offer acceptance period will expire today at 17.00 CET.

*For further information, please contact:*

**EQT media contact**
Johan Hähnel, Director, Communications & PR
Phone: +46 8 506 55 322
Mobile phone: +46 70 605 6334

www.eqt.se

**Investor media contact**
Fredrik Lindgren, Vice President, Corporate Communications
Phone: +46 8 614 2031
Mobile phone: +46 735 24 2031

**Investor IR contact**
Oscar Stege Unger, Investor Relations Manager
Phone: +46 8 614 2059
Mobile phone: +46 70 624 2059

www.investorab.com



*The offer is not being made (nor will any tender of shares be accepted from or on behalf of holders) in any jurisdiction in which the making of the offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. The offer is not being made, directly or indirectly, in or into Australia, Canada or Japan.*

# Press Release

Stockholm, May 31, 2006

## Hedging of long-term incentive program for 2006 through purchase of own shares in Investor AB

Investor AB ("Investor") hereby reports that the company repurchased 350,000 B-shares in Investor on May 30, 2006 at a price of SEK 128.00 per share in order to hedge the long-tem incentive program approved by the Annual General Meeting for 2006.

The total number of shares in Investor amount to 767,175,030, of which 311,690,844 are class A shares and 455,484,186 class B shares.

With this buyback, a total of 700,000 B-shares have been repurchased and Investor's entire long-term incentive program for 2006 is now fully hedged.

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 735 24 20 31

Oscar Stege Unger, Investor Relations Manager,
+46 8 614 20 59, +46 70 624 20 59

*Our press releases can be accessed at www.investorab.com on the Internet.*

*Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.*

82-34698

investor

# Press Release

Stockholm, May 24, 2006

## Hedging of long-term incentive program for 2006 through purchase of own shares in Investor AB

Investor AB ("Investor") hereby reports that the company purchased 350,000 B-shares in Investor on May 23, 2006 at a price of SEK 126.50 per share in order to hedge the long-tem incentive program approved by the Annual General Meeting for 2006.

The 350,000 B-shares that were repurchased comprise Investor's entire holding of own shares.

The total number of shares in Investor amount to 767,175,030, of which 311,690,844 are class A shares and 455,484,186 class B shares.

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 735 24 20 31

Oscar Stege Unger, Investor Relations Manager,
+46 8 614 20 59, +46 70 624 20 59

*Our press releases can be accessed at www.investorab.com on the Internet.*

*Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.*

# Press Release

Stockholm, May 23, 2006

## Utilization of authorization within Investor AB to repurchase own shares to hedge the company's long-term incentive program

The Annual General Meeting of Investor AB ("Investor") approved the proposal to authorize the Board of Directors to purchase the company's own shares for the purpose of hedging Investor's long-term incentive program for 2006. Investor hereby announces that the company's board has decided to utilize authorization for this purpose.

The shares will be purchased on the Stockholm Stock Exchange (Stockholmsbörsen) at a price within the registered share price interval on each occasion.

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 735 24 20 31

Oscar Stege Unger, Investor Relations Manager,
+46 8 614 20 59, +46 70 624 20 59

*Our press releases can be accessed at www.investorab.com on the Internet.*

*Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.*

EQT

investor

Press release
May 23, 2006

# Indap clarifies final offer of SEK 113.70 per share in Gambro

- The offer price of SEK 113.70 per share, as increased on May 15, is final

On May 15, 2006 Indap AB ("Indap") increased the offer to the shareholders in Gambro AB (publ) ("Gambro"), which was announced on April 3, 2006, to SEK 113.70 per series A and B share in Gambro from previous SEK 109.70. Indap hereby clarifies that it will not make any further increases to the offer price for Gambro. The increased offer represents a premium of 35.7 percent relative to the average share price of SEK 83.77[1] on the SSE during the last 3 months ending March 31, 2006. The corresponding premium on a cash free basis is 45.9 percent.

*For further information, please contact:*

**EQT media contact**
Johan Hähnel, Director, Communications & PR
Phone: +46 8 506 55 322
Mobile phone: +46 70 605 6334

www.eqt.se

**Investor media contact**
Fredrik Lindgren, Vice President, Corporate Communications
Phone: +46 8 614 2031
Mobile phone: +46 735 24 2031

**Investor IR contact**
Oscar Stege Unger, Investor Relations Manager
Phone: +46 8 614 2059
Mobile phone: +46 70 624 2059

www.investorab.com

[1] Adjusted for the cash dividend of SEK 1.30 per share in Gambro with the record date of April 7, 2006.